UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

ReNew Energy Global plc

(Name of Issuer)

ReNew Global Class A Shares, Nominal Value $0.0001 Per Share

(Title of Class of Securities)

G7500M 104

(CUSIP Number)

David S. Thomas, Esq.

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

(212) 902-1000

With a copy to:

Nallini Puri and Sarah Lewis

2 London Wall Place

London

EC2Y 5AU

+44 20 7614 2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7500M 104

1.	Names of Reporting Persons The Goldman Sachs Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (a)  (b) 
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares 
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person HC-CO

(1) Based on 269,647,998 Class A Shares (“Class A Shares”) of ReNew Energy Global plc (the “Issuer”) outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2022. In addition, the Reporting Persons beneficially own 55,958,780 non-voting Class C Shares (“Class C Shares”) of the Issuer, which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described under “The Class C Shares” in Item 4 of the Original 13D (as defined below). The amounts and percentages presented above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Goldman Sachs & Co. LLC
2.	Check the Appropriate Box if a Member of a Group (a)  (b) 
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares 
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person BD-PN-IA

(1) Based on 269,647,998 Class A Shares outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on September 12, 2022. In addition, the Reporting Persons beneficially own 55,958,780 non-voting Class C Shares, which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described under “The Class C Shares” in Item 4 of the Original 13D (as defined below). The amounts and percentages presented above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Wyvern Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a)  (b) 
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares 
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person OO

(1) Based on 269,647,998 Class A Shares outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on September 12, 2022. In addition, the Reporting Persons beneficially own 55,958,780 non-voting Class C Shares, which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described under “The Class C Shares” in Item 4 of the Original 13D (as defined below). The amounts and percentages presented above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Capital Partners VI Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a)  (b) 
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.36
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.36
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.36
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares 
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,647,998 Class A Shares outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on September 12, 2022. In addition, the Reporting Persons beneficially own 55,958,780 non-voting Class C Shares, which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described under “The Class C Shares” in Item 4 of the Original 13D (as defined below). The amounts and percentages presented above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GSCP VI Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a)  (b) 
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.36
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.36
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.36
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares 
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person OO

(1) Based on 269,647,998 Class A Shares outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on September 12, 2022. In addition, the Reporting Persons beneficially own 55,958,780 non-voting Class C Shares, which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described under “The Class C Shares” in Item 4 of the Original 13D (as defined below). The amounts and percentages presented above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Capital Partners VI Offshore Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a)  (b) 
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.30
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.30
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.30
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares 
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,647,998 Class A Shares outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on September 12, 2022. In addition, the Reporting Persons beneficially own 55,958,780 non-voting Class C Shares, which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described under “The Class C Shares” in Item 4 of the Original 13D (as defined below). The amounts and percentages presented above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GSCP VI Offshore Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a)  (b) 
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.30
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.30
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.30
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares 
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person OO

(1) Based on 269,647,998 Class A Shares outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on September 12, 2022. In addition, the Reporting Persons beneficially own 55,958,780 non-voting Class C Shares, which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described under “The Class C Shares” in Item 4 of the Original 13D (as defined below). The amounts and percentages presented above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Capital Partners VI Parallel, L.P.
2.	Check the Appropriate Box if a Member of a Group (a)  (b) 
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.10
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.10
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.10
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares 
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,647,998 Class A Shares outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on September 12, 2022. In addition, the Reporting Persons beneficially own 55,958,780 non-voting Class C Shares, which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described under “The Class C Shares” in Item 4 of the Original 13D (as defined below). The amounts and percentages presented above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Advisors VI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a)  (b) 
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.10
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.10
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.10
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares 
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person OO

(1) Based on 269,647,998 Class A Shares outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on September 12, 2022. In addition, the Reporting Persons beneficially own 55,958,780 non-voting Class C Shares, which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described under “The Class C Shares” in Item 4 of the Original 13D (as defined below). The amounts and percentages presented above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Capital Partners VI GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (a)  (b) 
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.01
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.01
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.01
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares 
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,647,998 Class A Shares outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on September 12, 2022. In addition, the Reporting Persons beneficially own 55,958,780 non-voting Class C Shares, which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described under “The Class C Shares” in Item 4 of the Original 13D (as defined below). The amounts and percentages presented above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Goldman, Sachs Management GP GMBH
2.	Check the Appropriate Box if a Member of a Group (a)  (b) 
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.01
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.01
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.01
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares 
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person OO

(1) Based on 269,647,998 Class A Shares outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on September 12, 2022. In addition, the Reporting Persons beneficially own 55,958,780 non-voting Class C Shares, which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described under “The Class C Shares” in Item 4 of the Original 13D (as defined below). The amounts and percentages presented above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons MBD 2011 Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (a)  (b) 
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.01
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.01
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.01
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares 
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,647,998 Class A Shares outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on September 12, 2022. In addition, the Reporting Persons beneficially own 55,958,780 non-voting Class C Shares, which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described under “The Class C Shares” in Item 4 of the Original 13D (as defined below). The amounts and percentages presented above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons MBD 2011 Offshore Advisors, Inc.
2.	Check the Appropriate Box if a Member of a Group (a)  (b) 
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.01
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.01
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.01
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares 
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person CO

(1) Based on 269,647,998 Class A Shares outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on September 12, 2022. In addition, the Reporting Persons beneficially own 55,958,780 non-voting Class C Shares, which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described under “The Class C Shares” in Item 4 of the Original 13D (as defined below). The amounts and percentages presented above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Bridge Street 2011, L.P.
2.	Check the Appropriate Box if a Member of a Group (a)  (b) 
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.01
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.01
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.01
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares 
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,647,998 Class A Shares outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on September 12, 2022. In addition, the Reporting Persons beneficially own 55,958,780 non-voting Class C Shares, which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described under “The Class C Shares” in Item 4 of the Original 13D (as defined below). The amounts and percentages presented above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Bridge Street Opportunity Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a)  (b) 
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.01
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.01
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.01
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares 
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person OO

(1) Based on 269,647,998 Class A Shares outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on September 12, 2022. In addition, the Reporting Persons beneficially own 55,958,780 non-voting Class C Shares, which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described under “The Class C Shares” in Item 4 of the Original 13D (as defined below). The amounts and percentages presented above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Bridge Street 2011 Offshore, L.P.
2.	Check the Appropriate Box if a Member of a Group (a)  (b) 
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares 
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,647,998 Class A Shares outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on September 12, 2022. In addition, the Reporting Persons beneficially own 55,958,780 non-voting Class C Shares, which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described under “The Class C Shares” in Item 4 of the Original 13D (as defined below). The amounts and percentages presented above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons West Street Energy Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a)  (b) 
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.11
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.11
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.11
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares 
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,647,998 Class A Shares outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on September 12, 2022. In addition, the Reporting Persons beneficially own 55,958,780 non-voting Class C Shares, which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described under “The Class C Shares” in Item 4 of the Original 13D (as defined below). The amounts and percentages presented above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Broad Street Energy Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a)  (b) 
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.21
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.21
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.21
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares 
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person OO

(1) Based on 269,647,998 Class A Shares outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on September 12, 2022. In addition, the Reporting Persons beneficially own 55,958,780 non-voting Class C Shares, which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described under “The Class C Shares” in Item 4 of the Original 13D (as defined below). The amounts and percentages presented above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons West Street Energy Partners Offshore Holding-B, L.P.
2.	Check the Appropriate Box if a Member of a Group (a)  (b) 
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.02
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.02
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.02
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares 
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,647,998 Class A Shares outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on September 12, 2022. In addition, the Reporting Persons beneficially own 55,958,780 non-voting Class C Shares, which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described under “The Class C Shares” in Item 4 of the Original 13D (as defined below). The amounts and percentages presented above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons West Street Energy Partners Offshore, L.P.
2.	Check the Appropriate Box if a Member of a Group (a)  (b) 
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.07
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.07
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.07
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares 
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,647,998 Class A Shares outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on September 12, 2022. In addition, the Reporting Persons beneficially own 55,958,780 non-voting Class C Shares, which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described under “The Class C Shares” in Item 4 of the Original 13D (as defined below). The amounts and percentages presented above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons MBD 2013, L.P.
2.	Check the Appropriate Box if a Member of a Group (a)  (b) 
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares 
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,647,998 Class A Shares outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on September 12, 2022. In addition, the Reporting Persons beneficially own 55,958,780 non-voting Class C Shares, which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described under “The Class C Shares” in Item 4 of the Original 13D (as defined below). The amounts and percentages presented above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons MBD Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a)  (b) 
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares 
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person OO

(1) Based on 269,647,998 Class A Shares outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on September 12, 2022. In addition, the Reporting Persons beneficially own 55,958,780 non-voting Class C Shares, which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described under “The Class C Shares” in Item 4 of the Original 13D (as defined below). The amounts and percentages presented above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons MBD 2013 Offshore, L.P.
2.	Check the Appropriate Box if a Member of a Group (a)  (b) 
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares 
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,647,998 Class A Shares outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on September 12, 2022. In addition, the Reporting Persons beneficially own 55,958,780 non-voting Class C Shares, which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described under “The Class C Shares” in Item 4 of the Original 13D (as defined below). The amounts and percentages presented above are based only on the Class A Shares.

This Amendment No. 7 (the “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons on September 2, 2021, as amended on December 10, 2021, February 14, 2022, February 17, 2022, February 23, 2022, March 25, 2022, and as further amended on September 26, 2022 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

Item 2.	Identity and Background
The response set forth in Item 2 of the Original Schedule 13D is hereby amended by deleting Schedules II-A and III in their entirety and replacing them with Schedules II-A and III attached.
Item 4.	Purpose of Transaction

This Amendment amends Item 4 of the Original Schedule 13D to delete the seventh, eighth and ninth paragraphs under “Sales of Shares” in their entirety and replace them with the following:

On September 30, 2022, pursuant to a sale and purchase agreement dated September 23, 2022, by and between CPPIB and GSW (the “Third Sale and Purchase Agreement”), GSW sold 11,633,475 Class A Depositary Receipts and 49,904,986 Class C Depositary Receipts representing 11,633,475 Class A Shares and 49,904,986 Class C Shares, respectively, to CPPIB in a privately negotiated transaction (the “Third Sale and Purchase” and, together with the First Sale and Purchase and the Second Sale and Purchase, the “Sales and Purchases”) at a purchase price of $6.50 per Class A Depositary Receipt and $6.50 per Class C Depositary Receipt, respectively. Pursuant to the Third Sale and Purchase Agreement, GSW has agreed not to transfer any shares in the capital of the Issuer, depositary receipts or Identified Rights (as defined in the A&R Articles) in respect of such shares or any securities convertible into or exercisable or exchangeable for such shares, depository receipts or Identified Rights (as defined in the A&R Articles) (the “Securities”) for a period of six months from the completion of the Third Sale and Purchase (the “Standstill Period”), subject to certain exceptions set out in the Third Sale and Purchase Agreement. In addition, GSW has agreed that for a period of three months from the expiration of the Standstill Period, subject to certain exceptions set out in the Third Sale and Purchase Agreement, any transfers by GSW of any Securities will be subject to CPPIB’s right of first refusal pursuant to the terms of the Third Sale and Purchase Agreement.

Following the Shelf Sales and the Sales and Purchases described above, GSW owned one Class A Share and had beneficial ownership of 55,958,780 Class C Shares, which may be re-designated as Class A Shares, as described under “The Class C Shares” above.

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates the third paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

Following completion of the Third Sale and Purchase described in Item 4 above, each of the GS Reporting Persons had the following beneficial ownership of Class A Shares and Class C Shares (which may be re-designated as Class A Shares upon a transfer of such Class C Shares that meets certain conditions as described above) of the Issuer (percentages are based on 269,647,998 Class A Shares outstanding as of September 9, 2022, as reported by the Issuer in the post-effective amendment No. 1 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on September 12, 2022):

(i)	The Goldman Sachs Group had shared dispositive and voting power over 55,958,781 shares, representing 20.8% of the outstanding shares.

(ii)	Goldman Sachs, by virtue of its status as manager for GSCP Advisors VI, GSCP VI Offshore Advisors, GS Advisors VI, Goldman Sachs Management GP, Bridge Street Opportunity Advisors, MBD 2011 Offshore Advisors, Broad Street Energy Advisors and MBD Advisors and the investment manager for each of the GSW Investors, had shared dispositive and voting power over 55,958,781 shares, representing 20.8% of the outstanding shares.

(iii)	GSW had shared dispositive and voting power over 55,958,781 Class A Shares, representing 20.8% of the outstanding shares.

(iv)	GS Capital Partners VI, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 20,111,585 shares, representing 7.5% of the outstanding shares.

(v)	GSCP VI Advisors, by virtue of its status as the general partner of GS Capital Partners VI, had shared dispositive and voting power over 20,111,585 shares, representing 7.5% of the outstanding shares.

(vi)	GS Capital Partners VI Offshore Fund, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 16,726,080 shares, representing 6.2% of the outstanding shares.

(vii)	GSCP VI Offshore Advisors, by virtue of its status as the general partner of GS Capital Partners VI Offshore Fund, had shared dispositive and voting power over 16,726,080 shares, representing 6.2% of the outstanding shares.

(viii)	GS Capital Partners VI Parallel, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 5,528,727 shares, representing 2.1% of the outstanding shares.

(ix)	GS Advisors VI, by virtue of its status as the general partner of GS Capital Partners VI Parallel, had shared dispositive and voting power over 5,528,727 shares, representing 2.1% of the outstanding shares.

(x)	GS Capital Partners VI GmbH, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 716,272 shares, representing 0.3% of the outstanding shares.

(xi)	Goldman Sachs Management GP, by virtue of its status as the general partner of GS Capital Partners VI GmbH, had shared dispositive and voting power over 716,272 shares, representing 0.3% of the outstanding shares.

(xii)	MBD 2011 Holdings, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 346,945 shares, representing 0.1% of the outstanding shares.

(xiii)	Bridge Street 2011 Offshore, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 235,028 shares, representing 0.1% of the outstanding shares.

(xiv)	MBD 2011 Offshore Advisors, by virtue of its status as the general partner of MBD 2011 Holdings and Bridge Street 2011 Offshore, had shared dispositive and voting power over 581,973 shares, representing 0.2% of the outstanding shares.

(xv)	Bridge Street 2011, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 531,608 shares, representing 0.2% of the outstanding shares.

(xvi)	Bridge Street Opportunity Advisors, by virtue of its status as the general partner of Bridge Street 2011, had shared dispositive and voting power over 531,608 shares, representing 0.2% of the outstanding shares.

(xvii)	West Street Energy Partners, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 6,088,315 shares, representing 2.3% of the outstanding shares.

(xviii)	West Street Energy Partners Offshore Holding-B, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 1,393,374 shares, representing 0.5% of the outstanding shares.

(xix)	West Street Energy Partners Offshore, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 4,057,012 shares, representing 1.5% of the outstanding shares.

(xx)	Broad Street Energy Advisors, by virtue of its status as the general partner of West Street Energy Partners, West Street Energy Partners Offshore Holding-B and West Street Energy Partners Offshore, had shared dispositive and voting power over 11,538,701 shares, representing 4.3% of the outstanding shares.

(xxi)	MBD 2013, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 167,876 shares, representing 0.1% of the outstanding shares.

(xxii)	MBD 2013 Offshore, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 61,555 shares, representing 0.0% of the outstanding shares.

(xxiii)	MBD Advisors, by virtue of its status as the general partner of MBD 2013 and MBD 2013 Offshore, had shared dispositive and voting power over 229,431 shares, representing 0.1% of the outstanding shares.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

99.1	Business Combination Agreement, dated as of February 24, 2021, as it may be amended from time to time, by and among the Issuer, RMG II, the RMG II Representative, Merger Sub, ReNew India and the Major Shareholders (incorporated herein by reference to Exhibit 99.1 to the Original Schedule 13D).

99.2	Shareholders Agreement, dated as August 23, 2021, by and among the Issuer and each Shareholders Agreement Investor (incorporated herein by reference to Exhibit 99.2 to the Original Schedule 13D).

99.3	Registration Rights, Coordination and Put Option Agreement, dated as of August 23, 2021, by and among the Issuer, the Significant Shareholders, the Founder Investors and ReNew India (incorporated herein by reference to Exhibit 99.3 to the Original Schedule 13D).

99.4	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act, dated as of September 2, 2021, by and among the GS Reporting Persons (incorporated herein by reference to Exhibit 99.4 to the Original Schedule 13D).

99.5	Power of Attorney, relating to The Goldman Sachs Group, Inc. (incorporated herein by reference to Exhibit 99.5 to the Original Schedule 13D).

99.6	Power of Attorney, relating to Goldman, Sachs & Co. LLC (incorporated herein by reference to Exhibit 99.6 to the Original Schedule 13D).

99.7	Power of Attorney, relating to GS Wyvern Holdings Limited (incorporated herein by reference to Exhibit 99.7 to the Original Schedule 13D).

99.8	Power of Attorney, relating to GS Capital Partners VI Fund, L.P. (incorporated herein by reference to Exhibit 99.8 to the Original Schedule 13D).

99.9	Power of Attorney, relating to GSCP VI Advisors, L.L.C. (incorporated herein by reference to Exhibit 99.9 to the Original Schedule 13D).

99.10	Power of Attorney, relating to GS Capital Partners VI Offshore Fund, L.P. (incorporated herein by reference to Exhibit 99.10 to the Original Schedule 13D).

99.11	Power of Attorney, relating to GSCP VI Offshore Advisors, L.L.C. (incorporated herein by reference to Exhibit 99.11 to the Original Schedule 13D).

99.12	Power of Attorney, relating to GS Capital Partners VI Parallel, L.P. (incorporated herein by reference to Exhibit 99.12 to the Original Schedule 13D).

99.13	Power of Attorney, relating to GS Advisors VI, L.L.C. (incorporated herein by reference to Exhibit 99.13 to the Original Schedule 13D).

99.14	Power of Attorney, relating to GS Capital Partners VI GmbH & Co. KG (incorporated herein by reference to Exhibit 99.14 to the Original Schedule 13D).

99.15	Power of Attorney, relating to Goldman, Sachs Management GP GmbH (incorporated herein by reference to Exhibit 99.15 to the Original Schedule 13D).

99.16	Power of Attorney, relating to MBD 2011 Holdings, L.P. (incorporated herein by reference to Exhibit 99.16 to the Original Schedule 13D).

99.17	Power of Attorney, relating to Bridge Street 2011, L.P. (incorporated herein by reference to Exhibit 99.17 to the Original Schedule 13D).

99.18	Power of Attorney, relating to Bridge Street Opportunity Advisors, L.L.C. (incorporated herein by reference to Exhibit 99.18 to the Original Schedule 13D).

99.19	Power of Attorney, relating to Bridge Street 2011 Offshore, L.P. (incorporated herein by reference to Exhibit 99.19 to the Original Schedule 13D).

99.20	Power of Attorney, relating to MBD 2011 Offshore Advisors, Inc. (incorporated herein by reference to Exhibit 99.20 to the Original Schedule 13D).

99.21	Power of Attorney, relating to West Street Energy Partners, L.P. (incorporated herein by reference to Exhibit 99.21 to the Original Schedule 13D).

99.22	Power of Attorney, relating to West Street Energy Partners Offshore Holding-B, L.P. (incorporated herein by reference to Exhibit 99.22 to the Original Schedule 13D).

99.23	Power of Attorney, relating to West Street Energy Partners Offshore, L.P. (incorporated herein by reference to Exhibit 99.23 to the Original Schedule 13D).

99.24	Power of Attorney, relating to Broad Street Energy Advisors, L.L.C. (incorporated herein by reference to Exhibit 99.24 to the Original Schedule 13D).

99.25	Power of Attorney, relating to MBD 2013, L.P. (incorporated herein by reference to Exhibit 99.25 to the Original Schedule 13D).

99.26	Power of Attorney, relating to MBD 2013 Offshore, L.P. (incorporated herein by reference to Exhibit 99.26 to the Original Schedule 13D).

99.27	Power of Attorney, relating to MBD Advisors, L.L.C. (incorporated herein by reference to Exhibit 99.27 to the Original Schedule 13D).

99.28	Sale and Purchase Agreement dated as of February 11, 2022, by and between CPPIB and GSW (incorporated by reference to Exhibit 99.28 to the Original 13D).
99.29	Sale and Purchase Agreement dated as of February 16, 2022 by and between CPPIB and GSW (incorporated by reference to Exhibit 99.29 to the Original 13D).
99.30	Sale and Purchase Agreement dated as of September 23, 2022 by and between CPPIB and GSW (incorporated by reference to Exhibit 99.30 to the Original 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2022

THE GOLDMAN SACHS GROUP, INC.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GOLDMAN, SACHS & CO. L.L.C.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GS WYVERN HOLDINGS LIMITED

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI FUND, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GSCP VI ADVISORS, L.L.C.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GSCP VI OFFSHORE ADVISORS, L.L.C.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI PARALLEL, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GS ADVISORS VI, L.L.C.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI GMBH & CO. KG

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GOLDMAN, SACHS MANAGEMENT GP GMBH

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

MBD 2011 HOLDINGS, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

BRIDGE STREET 2011 OFFSHORE, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

MBD 2011 OFFSHORE ADVISORS, INC.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

BRIDGE STREET 2011, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

BRIDGE STREET OPPORTUNITY ADVISORS, L.L.C.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WEST STREET ENERGY PARTNERS, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WEST STREET ENERGY PARTNERS OFFSHORE HOLDING-B, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WEST STREET ENERGY PARTNERS OFFSHORE, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

BROAD STREET ENERGY ADVISORS, L.L.C.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

MBD 2013, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

MBD 2013 OFFSHORE, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

MBD ADVISORS, L.L.C.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

SCHEDULE II-A

The name and principal occupation of each member of the Goldman Sachs Asset Management Corporate Investment Committee, which exercises the authority of Goldman Sachs & Co. LLC in managing GS Capital Partners VI, GS Capital Partners VI Offshore Fund, GS Capital Partners VI Parallel, GS Capital Partners VI GrnbH, MBD 2011 Holdings, Bridge Street 2011 Offshore, Bridge Street 2011, West Street Energy Partners, West Street Energy Partners Offshore Holding-B, West Street Energy Partners Offshore, MBD 2013 and MBD 2013 Offshore.

The business address for each member listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of Joe DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of each of Michael Bruun, James Reynolds, Michele Titi-Cappelli and Jose Barreto is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of each of Stephanie Hui and Michael Hui is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong.

All members listed below are United States citizens, except as follows: Stephanie Hui and Julian Salisbury are citizens of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Nicole Agnew, Chris Kojima and Gregory Olafson are citizens of Canada; Michele Titi-Cappelli is a citizen of Italy; Michael Hui is a citizen of the People’s Republic of China (Hong Kong permanent resident); Jose Barreto is a citizen of Portugal; and Michael Bruun is a citizen of Denmark.

Name	Present Principal Occupation

Richard A. Friedman	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Managing Director of Goldman Sachs & Co. LLC
Michael Bruun	Managing Director of Goldman Sachs International
Christopher A. Crampton	Managing Director of Goldman Sachs & Co. LLC
Joe DiSabato	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Managing Director of Goldman Sachs & Co. LLC
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Managing Director of Goldman Sachs & Co. LLC
Jo Natauri	Managing Director of Goldman Sachs & Co. LLC
James Reynolds	Managing Director of Goldman Sachs International
David Thomas	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Managing Director of Goldman Sachs International
Laurie Schmidt	Managing Director of Goldman Sachs & Co. LLC
Milton Millman	Managing Director of Goldman Sachs & Co. LLC
Julian Salisbury	Managing Director of Goldman Sachs & Co. LLC
Chris Kojima	Managing Director of Goldman Sachs & Co. LLC
Harvey Shapiro	Managing Director of Goldman Sachs & Co. LLC
Danielle Natoli	Managing Director of Goldman Sachs & Co. LLC
Carmine Venezia	Managing Director of Goldman Sachs & Co. LLC
Thomas McAndrew	Managing Director of Goldman Sachs & Co. LLC
Kenneth Pontarelli	Managing Director of Goldman Sachs & Co. LLC
Michael Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Jose Baretto	Managing Director of Goldman Sachs International
Leonard Seevers	Managing Director of Goldman Sachs & Co. LLC
Gregory Olafson	Managing Director of Goldman Sachs & Co. LLC

SCHEDULE III

On October 22, 2020, The Goldman Sachs Group, Inc. (“GS Group”) entered into an order instituting cease and desist proceedings with the SEC, which alleged GS Group failed to reasonably maintain a sufficient system of internal accounting controls between 2012 and 2015 with respect to the process by which it reviewed and approved the commitment of firm capital in large, significant and complex transitions, such as the three bond offerings for 1Malaysia Development Berhad (“1MDB”), and that documentation prepared in connection with the 1MDB transactions did not accurately reflect certain aspects of the bond offerings, including the involvement of a third party intermediary in the offerings. GS Group has agreed to pay a civil money penalty in the amount of $400,000,000 and disgorgement of $606,300,000.

On September 27, 2022, the SEC entered an order in which it settled charges against Goldman Sachs & Co. LLC (“GS & Co.”) for violating certain recordkeeping and supervisory provisions of the Securities Exchange Act of 1934 by failing to maintain or preserve certain written business communications that were conducted on unapproved communication methods and failing to implement its policies and procedures that prohibit such communications. GS & Co. has agreed to pay a civil monetary penalty in the amount of $125,000,000 to the SEC in connection with these charges. Also on September 27, 2022, the Commodity Futures Trading Commission (the “CFTC”) issued an order filing and settling charges with GS & Co. for failing to maintain, preserve or produce records that were required to be kept under CFTC recordkeeping requirements and failing to diligently supervise matters related to its business as a CFTC registrant. GS & Co. has agreed to pay a civil monetary penalty of $75,000,000 to the CFTC.